

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

<u>**Via E-mail**</u>
Daniel P. Riley, Esq.
Choate, Hall & Stewart, LLP
Two International Place
Boston, MA 02110

> **Re: EXFO, Inc.**
> **Schedule 13E-3 filed by EXFO, Inc., 11172239 Canada Inc., G. Lamonde**
> **Investissements Financiers Inc., 9356-8988 Québec Inc., Germain**
> **Lamonde, and Philippe Morin**
> **Filed July 16, 2021**
> **File No. 005-59259**

Dear Mr. Riley:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   We note that you set a record date of June 22, 2021 and that you filed your proxy circular on July 16, 2021. Please tell us how your actions and their timing comply with Rule 13e-3(f)(1(i)(B).

<u>Exhibits (b)(1) and (b)(2)</u>

2.   We note you have requested confidential treatment for certain portions of these exhibits. Please note that we will conduct our review of your request separately.

Management Proxy Circular

Summary, page 6

3.   Please revise the entry captioned "Required Shareholders' Approval" to clarify that the first approval is assured given your directors' and officers' shareholdings and the execution of the various D&O Support and Voting Agreements.

The Arrangement, page 20

4.   Please update the section titled "Background of the Arrangement."

Reasons for the Recommendation, page 24

5.   We note that the special committee considered the analyses conducted by TD Securities. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must *expressly adopt* this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted TD Securities' analyses and conclusion as its own and that the board of directors adopted the special committee's analyses and conclusion as its own.

6.   Please revise your disclosure to address all of the factors included in instruction 2 to Item 1014 of Regulation M-A.

The Purchaser Parties' Purpose and Reasons for the Arrangement, page 26

7.   Please revise to explain your disclosure relating to a potential agreement between Mr. Lamonde and Mr. Morin and include any update to your disclosure.++

Formal Valuation and Fairness Opinion, page 26

8.   It has come to our attention that Mr. Lamonde may have received financial advisory services from CIBC Capital Markets or an affiliate thereof. If this is correct, please revise your disclosure to provide all of the information required by Item 1015 of Regulation M-A.

9.   Please tell us whether TD Securities provided any presentations to the special committee or board of directors and, if so, file such presentations as exhibits to the Schedule 13E-3. See Item 1016(c) of Regulation M-A.

10.   Disclose the amount of all fees paid or payable to TD Securities in connection with its work as it related to the current transaction.

11.   We note that the projected financial forecasts are summarized. Please disclose the forecasts in full.

<u>Sources of Funds for the Arrangement, page 45</u>

12.   Please disclose the information required by Item 1007(d) of Regulation M-A.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-3619.

                       Sincerely,

                       <u>/s/ Daniel F. Duchovny</u>
                       Daniel F. Duchovny
                       Special Counsel
                       Office of Mergers and Acquisitions